SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

____________________________________

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 2)1

____________________________________

Concur Technologies, Inc.
(Name of issuer)

____________________________________

Common Stock, $0.001 par value
(Title of class of securities)

206708109
(CUSIP number)

Carol V. Schwartz
American Express Travel Related Services Company, Inc.
200 Vesey Street, 50th Floor
New York, NY 10285
(212) 640-2000
(Name, address and telephone number of person authorized to receive notices and communications)

September 18, 2014
(Date of event which requires filing of this statement)

____________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Page 1 of 5 Pages)

Schedule 13D Amendment No. 2

CUSIP No. 206708109

1.	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) American Express Travel Related Services Company, Inc. EIN No.: 13-3133497
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 7,680,000 shares of Common Stock
	8.	Shared voting power 0
	9.	Sole dispositive power 7,680,000 shares of Common Stock
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 7,680,000 shares of Common Stock
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.5%*
14.	Type of reporting person CO

* Percentage calculated on the basis of 57,036,165 shares of common stock issued and outstanding as of August 1, 2014, based upon information contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

(Page 2 of 5 Pages)

Schedule 13D Amendment No. 2

CUSIP No. 206708109

1.	Name of reporting persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) American Express Company EIN No.: 13-4922250
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds Not applicable
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,680,000 shares of Common Stock
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,680,000 shares of Common Stock
11.	Aggregate amount beneficially owned by each reporting person 7,680,000 shares of Common Stock
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 13.5%*
14.	Type of reporting person CO

* Percentage calculated on the basis of 57,036,165 shares of common stock issued and outstanding as of August 1, 2014, based upon information contained in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2014.

(Page 3 of 5 Pages)

Schedule 13D Amendment No. 2

Amendment No. 2 to Schedule 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on August 7, 2008 by American Express Travel Related Services Company, Inc. a New York corporation (the “Investor”) and American Express Company, a New York corporation (“American Express”) as amended by Amendment No. 1 thereto (“Amendment No. 1”) which was filed on July 16, 2010, in connection with the ownership of Common Stock, par value $0.001 per share (“Common Stock”), of Concur Technologies, Inc., a Delaware corporation (“Concur,” the “Company” or the “Issuer”), with its principal executive offices at 601 108th Avenue NE, Suite 1000, Bellevue, Washington 98004.

In accordance with Exchange Act Rule 13d-2, this Amendment No. 2 amends and supplements only information that has materially changed since the July 16, 2010 filing by the Reporting Persons of Amendment No. 1.  Unless otherwise indicated herein, terms used but not otherwise defined in this Amendment No. 2 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D as amended by Amendment No. 1.

The Schedule 13D as amended by Amendment No. 1 is hereby further amended as follows:

Item 2.                      Identity and Background

Item 2 is hereby amended and restated to read in its entirety as follows:

This Statement is filed by American Express and the Investor, which is a wholly-owned subsidiary of American Express.  American Express is a global services company whose principal products and services are charge and credit payment card products and travel-related services offered to consumers and businesses around the world.  Investor is the principal operating subsidiary of American Express.  The address of the principal businesses and offices of American Express and the Investor is 200 Vesey Street, New York, New York 10285.

The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each executive officer and director of American Express and the Investor are set forth in Appendix A and Appendix B and are incorporated herein by reference.

During the last five years, neither American Express, the Investor, nor, to the best knowledge of American Express and the Investor, any of their respective executive officers or directors has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither American Express, the Investor nor, to the best knowledge of American Express and the Investor, any of their respective executive officers or directors has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction resulting in such person’s being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended by replacing the penultimate paragraph of the Schedule 13D with the following:

On September 18, 2014, (i) the Investor and Concur entered into a Cooperation Agreement (the “Cooperation Agreement”), pursuant to which Concur agreed to cooperate with the Investor in the execution of future sales of up to one million (1,000,000) shares of Common Stock the Investor may make in accordance with Rule 144 under the Securities Act of 1933, and (ii) the Investor and SAP America, Inc. (“Parent”), a Delaware corporation, entered into a Voting Agreement (the “Voting Agreement”) pursuant to which Investor agreed to vote all shares of Concur’s Common Stock that it holds at the time of such vote in favor of the merger of Concur with Congress Acquisition Corp. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Parent. Copies of the Cooperation Agreement and the Voting Agreement are filed as exhibits hereto and the discussion of each of the Cooperation Agreement and the Voting Agreement is qualified in its entirety by the complete text of such exhibits.

(Page 4 of 5 Pages)

Schedule 13D Amendment No. 2

Under the Voting Agreement, the Investor also agreed, subject to specified exceptions, not to, until the earlier of (x) February 18, 2015 and (y) such time as the affirmative vote of the holders of a majority of the outstanding shares of Common Stock in favor of the adoption of the Merger Agreement (the “Merger Agreement”) in respect of the merger between Concur and Merger Sub has been obtained, directly or indirectly, (a) sell, pledge, encumber, assign, transfer or otherwise dispose of any or all of its Common Stock or any interest in its Common Stock, (b) deposit its Common Stock or any interest in its Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any of its Common Stock or grant any proxy or power of attorney with respect thereto (other than as contemplated in the Voting Agreement) or (c) enter into any contract with respect to the direct or indirect acquisition or sale, pledge, encumbrance, assignment, transfer or other disposition (whether by actual disposition or effective economic disposition due to hedging, cash settlement or otherwise) of any of its Common Stock (any such action in clause (a), (b) or (c) above, a “transfer”), provided, however, that Investor may transfer up to  one million (1,000,000) shares of Common Stock.

The Voting Agreement will automatically terminate upon the earliest to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, (b) the effective time of the merger under the Merger Agreement, (c) such time as the Merger Agreement is amended to change the form, or reduce the amount, of merger consideration to be paid pursuant thereto, and (d) such time as Parent acquires beneficial ownership of any shares of Common Stock.

Subject to restrictions on transfer in the Purchase Agreement and the Voting Agreement and the standstill provisions in the Purchase Agreement, the Investor is actively considering the disposition of shares of Common Stock, depending on, among other things, Concur’s business, prospects and financial condition, general economic conditions in the markets in which Concur operates, the market for the Common Stock, the availability of funds, other opportunities available to the Investor, and other considerations.

Item 5.                      Interest in Securities of the Company.

Item 5(a) and 5(b) are hereby amended and restated to read in their entirety as follows:

(a) American Express and the Investor may be deemed to be the beneficial owners of 7,680,000 shares of Common Stock, which constitute approximately 13.5% of the 57,036,165 shares of Common Stock reported as outstanding by the Issuer as of August 1, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 which was filed with the Commission on August 6, 2014.

(b) Each of Investor and American Express, by virtue of its 100% ownership interest in Investor, may be deemed to have sole voting and dispositive power with respect to 7,680,000 shares of Common Stock.

(c) No transactions in the securities of the Company have been effected during the past 60 days by Investor and American Express or, to the best knowledge of American Express and the Investor, by any of the persons named in Appendix A and Appendix B hereto.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 is hereby amended and restated to read in its entirety as follows:

The responses to Items 3, 4 and 5 of the Schedule 13D, as amended by this Amendment No. 2, and the Exhibits to the Schedule 13D are incorporated herein by reference.

Item 7.                      Material to be Filed as Exhibits.

IV.          Cooperation Agreement between the Investor and Concur, dated as of September 18, 2014.

V.           Voting Agreement between the Investor and Parent, dated as of September 18, 2014.

(Page 5 of 5 Pages)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 18, 2014

AMERICAN EXPRESS TRAVEL RELATED SERVICES COMPANY, INC.

By:	/s/ Carol V. Schwartz
Name: Carol V. Schwartz
Title: Secretary

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 18, 2014

AMERICAN EXPRESS COMPANY

By:	/s/ Carol V. Schwartz
Name: Carol V. Schwartz
Title: Secretary

APPENDIX A
AMERICAN EXPRESS COMPANY

LIST OF DIRECTORS AND OFFICERS

The following individuals are executive officers or directors of American Express Company.  Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of American Express Company is 200 Vesey Street, New York, New York 10285.

Name/Title	Principal Occupation
Kenneth I. Chenault, Director; Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, American Express Company

Ursula M. Burns, Director	Chairman and Chief Executive Officer, Xerox Corporation

Charlene Barshefsky, Director	Senior International Partner, WilmerHale

Peter Chernin, Director	Founder and Chairman, Chernin Entertainment, Inc.

Anne Lauvergeon, Director *	Partner and Managing Director, Efficiency Capital

Theodore J. Leonsis, Director	Chairman and CEO, Monumental Sports & Entertainment

Richard C. Levin, Director	Chief Executive Officer, Coursera

Richard A. McGinn, Director	General Partner, MR Investment Partners

Samuel J. Palmisano, Director	Former, Chairman, President and Chief Executive Officer, IBM

Steven S Reinemund, Director	Dean, Wake Forest Schools of Business, Wake Forest University

Daniel L. Vasella, Director **	Honorary Chairman and Former Chairman and Chief Executive Officer, Novartis AG

Robert D. Walter, Director	Founder and Former Chairman and Chief Executive Officer, Cardinal Health, Inc.

Ronald A. Williams, Director	Former Chairman and Chief Executive Officer, Aetna, Inc.

Edward P. Gilligan, President	President, American Express Company

Douglas E. Buckminster, President, Global Network and International Consumer Services	President, Global Network and International Consumer Services, American Express Company

James Bush, Executive Vice President, World Service	Executive Vice President, World Service, American Express Company

Jeffrey C. Campbell, Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, American Express Company

L. Kevin Cox, Chief Human Resources Officer	Chief Human Resources Officer, American Express Company

Marc Gordon, Executive Vice President and Chief Information Officer	Executive Vice President and Chief Information Officer, American Express Company

Ash Gupta, Chief Risk Officer and President, Risk and Information Management	Chief Risk Officer and President, Risk and Information Management, American Express Company

John D. Hayes, Executive Vice President and Chief Marketing Officer	Executive Vice President and Chief Marketing Officer, American Express Company

Thomas Schick, Executive Vice President, Corporate and External Affairs	Executive Vice President, Corporate and External Affairs, American Express Company

Daniel H. Schulman, Group President, Enterprise Growth	Group President, Enterprise Growth, American Express Company

Laureen Seeger, Executive Vice President and General Counsel	Executive Vice President and General Counsel, American Express Company

Joshua G. Silverman, President, U.S. Consumer Products & Services	President, Consumer Products & Services, American Express Company

Susan Sobbott, President, Global Corporate Payments	President, Global Corporate Payments, American Express Company

Stephen J. Squeri, Group President, Global Corporate Services	Group President, Global Corporate Services, American Express Company

Anré Williams, President, Global Merchant Services	President, Global Merchant Services, American Express Company

* Citizen of France
** Citizen of Switzerland

APPENDIX B
AMERICAN EXPRESS TRAVEL
RELATED SERVICES COMPANY, INC.

LIST OF DIRECTORS AND OFFICERS

The following individuals are executive officers or directors of the Investor.  Unless otherwise noted, each individual is a citizen of the United States, and the business address of each executive officer of the Investor is 200 Vesey Street, New York, New York 10285.

Name/Title	Principal Occupation
Kenneth I. Chenault, Director; Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, American Express Company

Daniel H. Schulman, Director	Group President, Enterprise Growth, American Express Company

Timothy J. Heine, Director; General Counsel	Senior Vice President and Managing Counsel, American Express Company

David L. Yowan, Director; Treasurer	Executive Vice President and Treasurer, American Express Company

Edward P. Gilligan, Vice Chairman	President, American Express Company